1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

October 8, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Hays Series Trust, File Nos. 333-203626 and 811-23049

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Hays Series Trust (the “Trust”). Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on September 30, 2015 regarding the Trust’s amended registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940, to register common shares of the Hays US Opportunity Fund (the “US Opportunity Fund”) and the Hays Tactical Multi-Asset Fund (the “Multi-Asset Fund”), each a series of the Trust (together, the “Funds”). The following is the comment provided and the Trust’s response thereto:

Comment 1: We note your response to prior Comment 3 regarding the HFRX Global Hedge Fund Index. As indicated in the February 10, 1998 Form N-1A Adopting Release, the purpose of including a broad based securities market index is to “provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” The HFRX Global Hedge Fund Index does not appear to serve this purpose. Please revise the Registration Statement to reference a more appropriate broad based securities market index. You may consider disclosing the HFRX Global Hedge Fund Index as an additional index pursuant to Instruction 2(b) of Item 4(b)(2) of Form N-1A.

Trust Response: The Trust will revise the Registration Statement to use the S&P Dynamic Multi-Asset Strategy Index as the broad based securities market index in the historical performance section on pages 17 and 18 of the Registration Statement. The S&P Dynamic Multi-Asset Strategy Index is an objective, dynamic asset allocation strategy, administered by Standard & Poor’s, that follows a model based on a pre-defined set of rules operating on both macroeconomic and valuation metrics and applied to five asset classes. Additional information about the S&P Dynamic Multi-Asset Strategy Index can be found at the following website: http://us.spindices.com/indices/strategy/sp-dynamic-multi-asset-strategy-index. The Trust will

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continue to present the HFRX Global Hedge Fund as an additional index pursuant to Instruction 2(b) of Item 4(b)(2) of Form N-1A. Accordingly the disclosure under the “Historical Performance of the Multi-Asset Strategy” heading on pages 17 and 18 of the Registration Statement will be replaced in its entirety with the following:

The Adviser began managing accounts using the Multi-Asset Strategy on December 31, 2009. The performance table below provides a summary of the performance of all accounts (the “Multi-Asset Accounts”) with substantially similar (with no material differences) investment objectives, policies and strategies and substantially similar risks, to those of the Multi-Asset Fund for periods shown below, and compares the Multi-Asset Accounts’ performance during those periods against an appropriate broad-based securities market index, the S&P Dynamic Multi-Asset Strategy Index, and also against the HFRX Global Hedge Fund Index. Mr. Hays and Mr. Dodson, who are primarily responsible for the day-to-day management of the Multi-Asset Fund’s portfolio, have been primarily responsible for the day-to-day management of the Multi-Asset Accounts throughout the entire period presented.

The performance of the Multi-Asset Accounts does not represent the historical performance of the Multi-Asset Fund and should not be considered a substitute for the Multi-Asset Fund’s performance or an indicator of past or future performance of the Multi-Asset Fund. Results may differ because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of positions taken in relation to account size and diversification of securities, timing of purchases and sales, and availability of cash for new investments. In addition, the managed accounts are not subject to certain investment limitations or other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, may have adversely affected the performance results of the managed accounts. The results for different periods may vary.

The performance data provided below for the Multi-Asset Accounts was calculated by the Adviser. The Multi-Asset Accounts’ rate of return includes realized and unrealized gains plus income (including accrued income). Multi-Asset Accounts are valued monthly and periodic returns are time-weighted and compounded. The Multi-Asset Accounts’ performance presented below is net of 0.85% per annum management fees, all trading commissions and other fees and expenses, and reflects reinvestment of dividends and capital gains. The total operating expenses for the Multi-Asset Accounts were less than the Multi-Asset Fund’s expected total annual operating expenses. Therefore, the Accounts’ performance would have been lower if the performance had been calculated using the Multi-Asset Fund’s estimated total annual operating expenses.

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Average Annual Total Returns for Periods Ended September 30, 2015

	Multi-Asset Composite Accounts[1]	S&P Dynamic Multi-Asset Strategy Index[2]	HFRX Global Hedge Fund Index[3]
1 Year	1.25%	-6.02%	-4.73%
3 Years[4]	3.39%	4.29%	1.22%
5 Years[4]	4.65%	3.33%	0.03%
Since Inception[4]	4.57%	2.05%	0.36%

(1) The performance of the Multi-Asset Accounts, which is unaudited, has been computed by the Adviser in accordance with Global Investment Performance Standards (GIPS®). Calculating performance in accordance with GIPS® differs from the standardized methodology promulgated by the SEC under the 1940 Act and used by mutual funds to calculate performance and results in performance data different from that derived from the standardized methodology.

(2) The S&P Dynamic Multi-Asset Strategy Index is an objective, dynamic asset allocation strategy that follows a model based on a pre-defined set of rules operating on both macroeconomic and valuation metrics. The performance shown for the S&P Dynamic Multi-Asset Strategy Index reflects no deduction for fees, expense or taxes.

(3) The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. Unlike mutual funds, the index does not incur expenses. If expenses were deducted, the actual returns of this index would be lower. Market information is inclusive of reinvestment of dividends and shows relative market performance for the periods indicated. Market index information shown is based off widely available information believed to be reliable.

(4) Annualized net return (calculated after applying fees and expenses as described above).

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your comments. Please contact Jeffrey T. Skinner at (336) 607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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